CLS Investment Firm, LLC
An SEC Registered Investment Advisor

June 27, 2008

AdvisorOne Funds Board of Trustees
c/o Michael Miola, Chairman of the Board
4020 South 147th Street
Omaha, Nebraska 68137

Re: Advisory Fee Waivers

Dear Mr. Miola:

As you are aware, CLS Investment Firm, LLC (the "Adviser") has contractually agreed to waive a portion of its advisory fees for the benefit of AdvisorOne Funds. The Adviser hereby agrees to continue to contractually bind itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, through August 30, 2009, so that the total annual operating expenses of the Funds do not exceed the percentage of average daily net assets indicated below:

Fund Name	Class C	Class N
Amerigo Fund	2.15%	1.15%
Clermont Fund	-	1.15%
Berolina Fund	-	1.15%
Descartes Fund	-	1.15%
Liahona Fund	-	1.15%

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

Todd Clarke
President
CLS Investment Firm, LLC

Approved and accepted on behalf of each Fund

Michael Miola
Chairman, Board of Trustees
AdvisorOne Funds